[redacted]

09057603

AD 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 66670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Liberty Boulevard, Suite 203
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lureen (610) 854-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nanette Miller, Notary Public
Downingtown Boro, Chester County
My Commission Expires Jan. 20, 2010
Member, Pennsylvania Association of Notaries

Notary Public

Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 610.668.9700
f. 610.668.2181
www.morisoncogen.com
An Independent Member of Morison International

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of December 31, 2008 and 2007, and the related statements of operations and comprehensive income (loss), changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

February 20, 2009

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 2,335	$ 12,961
Commissions receivable	5,000	48,763
Receivable from broker-dealers	5,671	5,795
	13,006	67,519
INVESTMENT	-	82,277
PROPERTY AND EQUIPMENT, net	2,288	2,288
TOTAL ASSETS	$ 15,294	$ 152,084
LIABILITIES		
CURRENT LIABILITIES		
Line of credit	$ -	$ 35,000
Accounts payable and accrued expenses	-	50,042
TOTAL LIABILITIES	-	85,042
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	303,370	208,835
ACCUMULATED OTHER COMPREHENSIVE INCOME	-	22,835
ACCUMULATED DEFICIT	(313,076)	(189,628)
TOTAL STOCKHOLDER'S EQUITY	15,294	67,042
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,294	$ 152,084

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Commissions and other income	$ 668,767	$ 925,801
Management fees	85,938	169,128
	754,705	1,094,929
OPERATING EXPENSES	770,524	1,205,250
OTHER INCOME (EXPENSE)		
Interest income	126	232
Interest expense	(1,020)	(7,491)
	(894)	(7,259)
NET LOSS	(16,713)	(117,580)
OTHER COMPREHENSIVE INCOME		
Unrealized holding gain (loss) arising during year	(8,125)	8,055
Reclassification adjustment for realized gains	(14,710)	-
	(22,835)	8,055
COMPREHENSIVE LOSS	$ (39,548)	$ (109,525)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE - JANUARY 1, 2007	$ 25,000	$ 178,835	$ 14,780	$ 60,952	$ 279,567
CONTRIBUTED CAPITAL	-	30,000	-	-	30,000
DISTRIBUTIONS	-	-	-	(133,000)	(133,000)
OTHER COMPREHENSIVE INCOME					
Unrealized holding gain arising during year	-	-	8,055	-	8,055
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2007	-	-	-	(117,580)	(117,580)
BALANCE - DECEMBER 31, 2007	25,000	208,835	22,835	(189,628)	67,042
CONTRIBUTED CAPITAL	-	17,000	-	-	17,000
LIABILITIES ASSUMED BY PARENT		77,535			77,535
DISTRIBUTIONS	-	-	-	(121,445)	(121,445)
OTHER COMPREHENSIVE INCOME					
Unrealized holding loss arising during year	-	-	(8,125)	-	(8,125)
Reclassification adjustment for realized gains	-	-	(14,710)	14,710	-
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2008	-	-	-	(16,713)	(16,713)
BALANCE - DECEMBER 31, 2008	$ 25,000	$ 303,370	$ -	$ (313,076)	$ 15,294

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,713)	$ (117,580)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	-	2,638
Decrease in assets		
Commissions receivable	43,763	202,692
Receivable from broker-dealer	124	290
Security deposit	-	4,855
Decrease in liabilities		
Accounts payable and accrued expenses	(7,507)	(2,708)
Net cash provided by operating activities	19,667	90,187
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan proceeds from investment	66,523	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	17,000	30,000
Distributions to stockholder	(113,816)	(133,000)
Net cash used in financing activities	(96,816)	(103,000)
NET DECREASE IN CASH	(10,626)	(12,813)
CASH - BEGINNING OF YEAR	12,961	25,774
CASH - END OF YEAR	$ 2,335	$ 12,961

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007
CASH PAID DURING THE YEAR FOR:		
Interest	$ 1,020	$ 7,491

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY

	2008	2007
Investment, beginning of year	$ 82,277	-
Unrealized holding loss arising during year	(8,125)	-
Loan proceeds received	(66,523)	-
Noncash distribution of investment	$ 7,629	-
Decrease in line of credit	$ 35,000	-
Decrease in accounts payable and accrued expenses	42,535	-
Liabilities assumed by parent - Note 4	$ 77,535	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivable from Broker-dealers
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution. Management deems all receivable to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Investment
The company's investment in a variable universal life policy is recorded at fair value. During 2008, the policy was distributed to the parent.

Depreciation
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function. Management is unable to specifically identify the costs; however, believes that the methodology used is reasonable.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on its respective share of the company's taxable income.

Comprehensive Loss
The company follows Statement of Financial Accounting Standards (SFAS) 130, *Reporting Comprehensive Income*. Comprehensive loss is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income loss.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions which exceed Federal Depository Insurance limits.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2008	2007
Office equipment	$ 33,396	$ 33,396
Furniture	33,332	33,332
	66,728	66,728
Less: Accumulated depreciation	64,440	64,440
	$ 2,288	$ 2,288

Depreciation expense for the years ended December 31, 2008 and 2007 was $-0- and $2,638.

NOTE 4 – LIABILITIES ASSUMED BY PARENT

During 2008, the parent assumed $77,535 of liabilities of the company, including $42,535 in accounts payable and accrued expenses and $35,000 from its line of credit. These transactions are considered capital transactions and have been recorded as additional paid in capital.

NOTE 5 – LEASES

For the years ended December 31, 2008 and 2007, total rental expense under leases amounted to $-0- and $31,309. Effective July 2007, the company moved office facilities in which the lease is in the name of the company's parent.

NOTE 6 – RELATED PARTIES

The company provided administrative services to other entities that are affiliated by common ownership and other subsidiaries of the parent. Fees received for management services were $85,938 and $169,128 for the years ended December 31, 2008 and 2007.

NOTE 6 – RELATED PARTIES (continued)

The company is provided administrative services from other entities that are affiliated by common ownership and other subsidiaries of the parent. Fees paid for management services were $516,986 and $264,078 for the years ended December 31, 2008 and 2007. The increase in administrative services resulted in the company's parent incurring the indirect expenses of the affiliated group during 2008.

NOTE 7 – NET CAPITAL

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The company had net capital as defined under Rule 15c3-1 of $7,893 at December 31, 2008; net capital requirements were $5,000 at December 31, 2008.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FSP FIN 48-3 issued in December 2008 deferred the effective date for nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. However, a nonpublic enterprise that elects to defer the application of Interpretation 48 in accordance with this FSP shall explicitly disclose that fact and shall disclose its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies.

The company has elected to defer the application of Interpretation 48. The company's current policy for accounting for uncertain tax positions is governed by SFAS No. 5, *Accounting for Contingencies.*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$ 15,294
DEDUCTIONS	
Non-allowable assets:	
Receivables from non-brokerage customers	5,000
Fixed assets, net of accumulated depreciation	2,288
Haircuts on securities	113
	7,401
NET CAPITAL	$ 7,893
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ -
Line of credit	-
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE INDEBTEDNESS)	$ -
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 2,893
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	-

The Form X-17a-5 reconciliation is not included as there are no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed under section (k)(2)(ii) of SEC Rule 15c3-3.

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 610.668.9700
f. 610 668.2181
www.morisoncogen.com
An Independent Member of Morison International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 20, 2009

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www. morisoncogen.com

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

MorisonCogen LLP
Certified Public Accountants • Business Consultants